EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION (FIFTH)
OF
HUMAN GENOME SCIENCES, INC.
Pursuant to Section 242
of the General Corporation Law
of the State of Delaware
     Human Genome Sciences, Inc., (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
     FIRST: In accordance with the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted resolutions pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Restated Certificate of Incorporation (Fifth) of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 211 of the General Corporation Law of the State of Delaware. The resolutions setting forth the amendment are as follows:
     RESOLVED: That Article V of the Restated Certificate of Incorporation (Fifth) be and hereby is amended by deleting the second and third paragraphs of Article V and inserting the following paragraphs in lieu thereof:
     “Term of Office. The number of directors of the Corporation shall be fixed by resolution duly adopted from time to time by the Board of Directors. Each director shall be elected for a term of office that shall expire at the next annual meeting of stockholders following his election, and each director shall remain in office until the election and qualification of his successor or until his earlier death, resignation or removal.
     Vacancies. Any and all vacancies in the Board of Directors, however occurring, including without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Board of Directors. Any director appointed in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders following his appointment and until such director’s successor shall have been duly elected and qualified or until his earlier resignation or removal.”
     IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President and Chief Executive Officer this 7th day of May, 2008.
[Corporate Seal]

HUMAN GENOME SCIENCES, INC.
By:	/s/ H. Thomas Watkins
H. Thomas Watkins
President and Chief Executive Officer